gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 16, 2007

Via Federal Express

Brigitte Lippmann

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A3

File No.: 333-137920

Dear Ms. Lippmann:

As per our telephone conversation of Tuesday, February 13, 2007 enclosed herewith is marked copy of Amendment 3 where changes appear in the MD&A section and in such other instances as are necessary solely so as to reflect the updating of the unaudited financial statements through six month period ended December 31, 2006.

Sincerely,

/s/ Gary B. Wolff

Gary B Wolff

/hk

Enclosure